SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ExlService Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

302081104
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302081104	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,403,942
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,403,942
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,403,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 302081104	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Capital Management Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 138,562
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 138,562
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,562
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 302081104	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,542,504
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,542,504
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,542,504
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 302081104	SCHEDULE 13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,542,504
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,542,504
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,542,504
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 302081104	SCHEDULE 13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer:

ExlService Holdings, Inc.

Item1(b).	Address of Issuer’s Principal Executive Offices:

280 Park Avenue
New York, New York 10017

Item 2(a).	Name of Persons Filing:

Oak Hill Capital Partners, L.P. (“OHCP”);
Oak Hill Capital Management Partners, L.P. (“OHCMP”);
OHCP GenPar, L.P. (“OHCP GenPar”); and
OHCP MGP, LLC (“OHCP MGP” and together with OHCP, OHCMP and OHCP GenPar, the “Reporting Persons”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if none, Residence of each Reporting Person:

201 Main Street
Suite 1018
Fort Worth, TX  76102

Item 2(c).	Citizenship:

OHCP - Delaware
OHCMP - Delaware
OHCP GenPar - Delaware
OHCP MGP - Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

302081104

CUSIP No. 302081104	SCHEDULE 13G	Page 7 of 9 Pages

Item 3.	This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.	Ownership

OHCP

OHCP beneficially owns an aggregate of 5,403,942 shares of Common Stock, which represents approximately 17.3% of the issued and outstanding shares of Common Stock.  OHCP has the sole power to vote or direct the vote of 5,403,942 shares of Common Stock and the sole power to dispose or to direct the disposition of 5,403,942 shares of Common Stock.

OHCMP

OHCMP beneficially owns an aggregate of 138,562 shares of Common Stock, which represents approximately 0.4% of the issued and outstanding shares of Common Stock.  OHCMP has the sole power to vote or direct the vote of 138,562 shares of Common Stock and the sole power to dispose or to direct the disposition of 138,562 shares of Common Stock.

OHCP GenPar

OHCP GenPar is the sole general partner of both OHCP and OHCMP. As the sole general partner of OHCP and OHCMP, OHCP GenPar beneficially owns an aggregate of 5,542,504 shares of Common Stock, which represents approximately 17.7% of the issued and outstanding shares of Common Stock.  As the sole general partner of OHCP and OHCMP, OHCP GenPar has the sole power to vote or direct the vote of 5,542,504 shares of Common Stock and the sole power to dispose or to direct the disposition of 5,542,504 shares of Common Stock.

OHCP MGP

OHCP MGP is the sole general partner of OHCP GenPar. As the sole general partner of OHCP GenPar, OHCP MGP may be deemed to beneficially own an aggregate of 5,542,504 shares of Common Stock, which represents approximately 17.7% of the issued and outstanding shares of Common Stock.  As the sole general partner of OHCP GenPar, OHCP MGP may be deemed to have the sole power to vote or direct the vote of 5,542,504 shares of Common Stock and the sole power to dispose or to direct the disposition of 5,542,504 shares of Common Stock.

CUSIP No. 302081104	SCHEDULE 13G	Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

CUSIP No. 302081104	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2012

OAK HILL CAPITAL PARTNERS, L.P.

By:	OHCP GenPar, L.P., its General Partner

	By:	OHCP MGP, LLC, its General Partner

	By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

By:	OHCP GenPar, L.P., its General Partner

	By:	OHCP MGP, LLC, its General Partner

	By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Vice President

OHCP GENPAR, L.P.

By:	OHCP MGP, LLC, its General Partner

	By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Vice President

OHCP MGP, LLC

By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Vice President